UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

CSS Industries, Inc.

(Name of Subject Company)

CSS Industries, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities)

William G. Kiesling, Esq.

Senior Vice President — Legal and Licensing and General Counsel

CSS Industries, Inc.

450 Plymouth Road, Suite 300

Plymouth Meeting, PA 19462

(610) 729-3959

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Justin W. Chairman

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2020 and subsequently amended by Amendment No. 1 filed with the SEC on February 4, 2020, Amendment No. 2 filed with the SEC on February 11, 2020, Amendment No. 3 filed with the SEC on February 18, 2020 and Amendment No. 4 filed with the SEC on February 19, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by CSS Industries, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by TOM MERGER SUB INC., a Delaware corporation (“Merger Sub”) and direct, wholly owned subsidiary of IG Design Group Americas, Inc., a Georgia corporation (“Parent”) and wholly owned subsidiary of IG Design Group Plc, a public limited company incorporated and registered in England and Wales (“Design Group”), to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company for a purchase price of $9.40 per share, net to the seller in cash, without interest and subject to any applicable tax deduction or withholding, upon the terms and subject to the conditions set forth in the the Offer to Purchase, dated January 31, 2020 (as may be amended or supplemented from time to time), and in the related Letter of Transmittal (as may be amended or supplemented from time to time), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 P.M., Eastern Standard Time, on February 28, 2020 (the “Expiration Time”). The Offer was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised that, as of the Expiration Time, 7,778,729 Shares were validly tendered into and not validly withdrawn from the Offer (excluding Shares with respect to which notices of guaranteed delivery were delivered but the Shares represented thereby were not yet delivered), representing approximately 87.6 percent of the Shares issued and outstanding as of the Expiration Time. Additionally, the Depositary has advised Parent and Merger Sub that notices of guaranteed delivery have been delivered with respect to an additional 500 Shares, representing approximately less than 0.01 percent of the outstanding Shares as of the Expiration Time.

The number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (within the meaning of Section 251(h)(6) of the DGCL) by the Depositary in the Offer) satisfied the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied or validly waived, Merger Sub has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired sufficient shares of Company Common Stock so that, pursuant to Section 251(h) of the DGCL, the Merger can close without the affirmative vote of the stockholders of the Company.

Design Group has advised the Company that it intends to complete its acquisition of the Company by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Merger Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share issued and outstanding immediately prior to the Merger Effective Time (except for shares owned, directly or indirectly, by Parent, Merger Sub or the Company (including shares held as treasury stock or otherwise), which will be cancelled without any consideration in exchange therefor, and by any stockholder who perfected their statutory right for appraisal of such Shares pursuant to Section 262 of the DGCL, and who, as of the Merger Effective Time, has not waived, withdrawn or lost such stockholder’s right to such appraisal under Section 262 of the DGCL with respect to such Shares) will be canceled and converted into the right to receive the Offer Price in cash, without interest and subject to any applicable tax deduction or withholding. As a result of the Merger, the Company will cease to be a publicly traded company and the Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act, in each case as promptly as practicable after the Merger Effective Time.

On March 2, 2020, Design Group issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Design Group is filed as Exhibit (a)(5)(C) to the amendment to the Schedule TO filed with the SEC on March 2, 2020 and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(5)(O)	Press release issued by IG Design Group Plc on March 2, 2020 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSS INDUSTRIES, INC.

By:	/s/ Christopher J. Munyan
Name:	Christopher J. Munyan
Title:	President & Chief Executive Officer

Date: March 2, 2020